Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 September 2021.

As at 30.09.21
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	16,851

£m
Group equity
Called up share capital and share premium	4,542
Other equity instruments	12,252
Other reserves	2,687
Retained earnings	49,216
Total equity excluding non-controlling interests	68,697
Non-controlling interests	1,064
Total equity	69,761
Group indebtedness
Subordinated liabilities	12,863
Debt securities in issue	95,865
Total indebtedness	108,728
Total capitalisation and indebtedness	178,489
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	14,516
Performance guarantees, acceptances and endorsements	5,593
Total contingent liabilities	20,109
Documentary credits and other short-term trade related transactions	1,376
Standby facilities, credit lines and other commitments	348,166
Total commitments	349,542

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